EXHIBIT 99.16
                                                                   -------------



                                        February 17, 2004

                                        Project 1036166



Mr. Glen Fischer
PETROFUND CORP.
6th Floor, 444 - 7th Avenue S.W.
Calgary, Alberta
T2P 0X8

Dear Sir:

                           RE:      PETROFUND CORP.
                                    CORPORATE EVALUATION
                                    EFFECTIVE DECEMBER 31, 2003
                                    ---------------------------

Gilbert Laustsen Jung Associates Ltd. has completed an independent reserves assessment and evaluation of the oil and gas properties of Petrofund Corp. (the "Company"). The effective date of this evaluation is December 31, 2003.

This report has been prepared for the Company for the purpose of annual disclosure and other financial requirements. This evaluation has been prepared in accordance with reserves definitions, standards and procedures contained in the Canadian Oil and Gas Evaluation Handbook.

It was the primary mandate of GLJ in this evaluation to provide an independent evaluation of the oil and gas reserves of the Company in aggregate. Accordingly it may not be appropriate to extract individual property or entity estimates for other purposes. Our engagement letter notes these limitations on the use of this report.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.


                                        Yours very truly,

                                        GILBERT LAUSTSEN JUNG
                                        ASSOCIATES LTD.

                                        ORIGINALLY SIGNED BY

                                        Wayne W. Chow, P. Eng.
                                        Vice-President

WWC/memd
Attachments

                   INDEPENDENT PETROLEUM CONSULTANTS' CONSENT


The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of the PETROFUND CORP. Canadian oil and gas properties and hereby gives consent to the use of its name and to the said estimates. The effective date of the evaluation is DECEMBER 31, 2003.

In the course of the evaluation, Petrofund Corp. provided Gilbert Laustsen Jung Associates Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, were obtained from public records, other operators and from Gilbert Laustsen Jung Associates Ltd. nonconfidential files. Petrofund Corp. has provided a representation letter confirming that all information provided to Gilbert Laustsen Jung Associates Ltd. is correct and complete to the best of its knowledge. Procedures recommended in the Canadian Oil and Gas Evaluation (COGE) Handbook to verify certain interests and financial information were applied in this evaluation. In applying these procedures and tests, nothing came to Gilbert Laustsen Jung Associates Ltd.'s attention that would suggest that information provided by Petrofund Corp. was not complete and accurate. Gilbert Laustsen Jung Associates Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

--------------------------------------------------
               PERMIT TO PRACTICE
       GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

Signature:   ORIGINALLY SIGNED BY
          ---------------------------------------
Date:    FEBRUARY 17, 2004
      -------------------------------------------
            PERMIT NUMBER:  P 2066
  The Association of Professional Engineers,
    Geologists and Geophysicists of Alberta
--------------------------------------------------

                                                  ORIGINALLY SIGNED BY
                                           -------------------------------------
                                           Gilbert Laustsen Jung Associates Ltd.

                                  INTRODUCTION



Gilbert Laustsen Jung Associates Ltd. (GLJ) was commissioned by Viking Energy Royalty Trust (Viking) to prepare an independent determination of its corporate reserves. The evaluation was initiated in October 2002 and completed by mid-February 2003. Viking provided land, accounting data and recent engineering and geological data upon which this evaluation is based; most other information was available from public sources. Accounting and engineering data available to approximately November 2002 and December 31, 2002, respectively, have been incorporated in this evaluation. In certain instances, data available to early February 2003, was reviewed.

The locations of the most significant reserves properties are indicated on the attached index map.

The evaluation was conducted on the basis of the GLJ January 1, 2003 Price Forecast. Property reports and the Summary section present the results with the GLJ January 1, 2003 Pricing. Constant price sensitivities were subsequently conducted to reflect December 31, 2002, prices held constant into the future with zero inflation.

Reserves and present value estimates as well as production/revenue projections for various reserves categories for both individual properties and consolidations of all properties are provided in the tabbed sections of this Summary Report.

Additionally, discussion is provided with respect to reserves definitions, evaluation procedures and price/market forecasts.

The effect on projected revenues of Viking's hedging activity as of January 1, 2003, has not been included in the cash flow projections.

This evaluation incorporates processing income and the Alberta Royalty Tax Credits (ARTC) associated with eligible interests. Overhead recoveries which were not reflected in the individual properties have been included as a cashflow stream in the corporate consolidations. This evaluation does not incorporate well and facility abandonment costs, general and administrative (G&A) costs and overhead recovery.

Undeveloped land values have not been included in this evaluation.

Supplementary information for the following tables is included on the accompanying CD version of the Corporate Summary report:


         o        Average First Year Company Oil Equivalent Value;
         o        Company Daily Production by Product;
         o        Company Annual Operating Costs;
         o        Company Annual Capital Expenditures;
         o        Company Annual Undiscounted Cash Flow.

                              RESERVES DEFINITIONS



PROVED / PROBABLE / ESTABLISHED / POSSIBLE

Reserves are evaluated by Gilbert Laustsen Jung Associates Ltd. (GLJ) in accordance with the following definitions, which meet guidelines set out by Canadian Securities regulatory authorities (National Policy 2-B):

PROVED RESERVES: Those reserves estimated as recoverable under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

PROBABLE RESERVES: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

ESTABLISHED RESERVES: Proved reserves plus 50 percent probable reserves.

POSSIBLE RESERVES: Those reserves which cannot be classified as either proved or probable at the present time because of relatively high uncertainty but which could reasonably be expected to be recovered with additional successful drilling and/or optimum production performance.

DEVELOPMENT AND PRODUCTION STATUS

GLJ has divided the proved and probable reserves into producing and nonproducing categories and has further subdivided proved nonproducing reserves into developed nonproducing and undeveloped subcategories, in accordance with the following criteria:

PRODUCING RESERVES: Those reserves that are actually on production or, if not producing, that could be recovered from existing wells and facilities and where the reasons for the current nonproducing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is a well or zone which is capable but is shut-in because its deliverability is not required to meet contract commitments. If reserves are currently shut-in, the date of resumption of production must be known with reasonable certainty.

NONPRODUCING RESERVES: Those reserves that are not currently producing either due to lack of facilities and/or markets.

The nonproducing category may be subdivided into developed and undeveloped (GLJ presents these subcategories only for proved reserves):

         DEVELOPED NONPRODUCING RESERVES: Nonproducing reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

         UNDEVELOPED RESERVES: Those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the producing and nonproducing categories, or to subdivide the reserves for the pool between developed and undeveloped. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

EVALUATED RESERVES CATEGORIES

Production/revenue projections are prepared on an unrisked basis for each of the following main reserves categories:

         Proved Producing
         Proved Developed Nonproducing
         Proved Undeveloped
         Total Proved
         Proved Plus Probable Producing
         Total Proved Plus Probable

where "Total Proved" and "Total Proved Plus Probable" represent the sum of the producing, developed nonproducing and undeveloped reserves. Other reserves categories are presented within this summary report for analysis convenience and are determined by difference. GLJ evaluates the possible reserves component only when specifically requested to do so.

When evaluating reserves, GLJ evaluators generally first identify the producing situation and assign proved and proved plus probable reserves in recognition of the existing level of development and the existing depletion strategy. Incremental nonproducing (developed nonproducing or undeveloped) reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

                              EVALUATION PROCEDURE

                                TABLE OF CONTENTS



INTEREST DESCRIPTIONS

WELL DATA

ACCOUNTING SUMMARY

PRODUCTION FORECASTS

OTHER INCOME

ECONOMIC PARAMETERS

CONSTANT PRICE ANALYSES

LIST OF ABBREVIATIONS

                              EVALUATION PROCEDURE


The following outlines the methodology employed by GLJ in conducting the evaluation of the Viking Energy Royalty Trust (Viking) oil and gas properties.

INTEREST DESCRIPTIONS

Viking provided GLJ with current land interest information. These descriptions were accepted as represented with no further investigation by this firm.

WELL DATA

Pertinent interest and offset well data such as drill stem tests, workovers, pressure surveys, production tests, etc., were provided by Viking or were obtained from other operators, public records or GLJ nonconfidential files.

ACCOUNTING SUMMARY

Viking provided GLJ with available accounting data on a property basis and for the corporate total for the period January 1, 2002, to October 31, 2002. In some circumstances this information was also provided on a cost centre basis to address major reserves entities that are a subset of a Viking property.

PRODUCTION FORECASTS

In establishing all production forecasts, consideration was given to existing gas contracts and the possibility of contract revisions, to the operator's plans for development drilling and to reserves and well capability. Generally, development drilling in an area was not considered unless there was some indication from the operator that drilling could be expected or unless there was a significant contract deficiency.

The on-stream date for currently shut-in reserves was estimated with consideration given to the following:

         o        proximity to existing facilities
         o        plans of the operator
         o        economics

OTHER INCOME

The following streams are included as "Other Income" in Viking's corporate total economic forecasts:

         o Processing Income - Viking receives revenue from processing partner and third party gas in certain properties. Processing income has been included in the individual properties, where applicable.

         o Overhead Recovery - Viking receives overhead recoveries, which were not included in the individual properties. To account for this income stream, a cashflow was prepared and included in the corporate consolidation.

ECONOMIC PARAMETERS

Pertinent economic parameters are listed as follows:

a)   The effective date is January 1, 2003.

b) Operating and capital costs were estimated in 2003 dollars and then escalated as summarized in the Product Price and Market Forecasts section of this report.

c) Economic forecasts were prepared for each property on a before income tax basis. Detailed discounting of future cash flow was performed using a mid-year discount factor of 12.0 percent with all values discounted annually to January 1, 2003, on a calendar year basis.

d) Alberta gas cost allowance (AGCA) and Jumping Pound allowances on remaining undepreciated capital bases were included in the economic evaluation. Property evaluations were prepared using a 20 percent corporate effective rate for all properties. At the consolidation level, the corporate effective rate was calculated to reflect the results of our evaluation. The "AGCA Adjustment" reflects this impact of the calculated corporate effective rate. Mineral taxes on freehold interests were also included.

e) Royalty credits under the Alberta Royalty Tax Credit (ARTC) plan have not been included in this analysis at the property level but have been included in corporate totals.

     Based on the ARTC program announced by the Alberta government in January 1990 and modified effective January 1995, ARTC rebates are limited to 25 percent of Alberta Crown royalties to a maximum of $500,000 per year under the GLJ January 1, 2003 Pricing scenario.

     For purposes of this evaluation, the program is assumed to be maintained indefinitely.

f)   Field level overhead charges have been included.

g)   Viking office G&A costs have not been included.

h) Well abandonment and lease reclamation costs for wells with reserves have not been included. Additional abandonment and reclamation costs associated with non-reserves wells and facility abandonment and reclamation expenses have not been included in this analysis.

i)   The Saskatchewan Resource Surcharge was not included.

CONSTANT PRICE ANALYSIS

Individual property analyses were rerun using zero inflation and with a price forecast that reflects pricing at December 31, 2002. The results are presented in the Constant Price Analysis section of this report.

LIST OF ABBREVIATIONS

--------------------------------------------------------------------------------
AOF               absolute open flow
--------------------------------------------------------------------------------
ARTC              Alberta Royalty Tax Credit
--------------------------------------------------------------------------------
BBL               barrels
--------------------------------------------------------------------------------
BCF               billion cubic feet of gas at standard conditions
--------------------------------------------------------------------------------
BOE               barrel of oil equivalent, in this evaluation determined using
                  6 MCF/BOE for gas, 1 BBL/BOE for all liquids, and 0 BOE for sulphur
--------------------------------------------------------------------------------
BOPD              barrels of oil per day
--------------------------------------------------------------------------------
BTU               British thermal units
--------------------------------------------------------------------------------
BWPD              barrels of water per day
--------------------------------------------------------------------------------
DSU               drilling spacing unit
--------------------------------------------------------------------------------
GCA               gas cost allowance
--------------------------------------------------------------------------------
GOC               gas-oil contact
--------------------------------------------------------------------------------
GOR               gas-oil ratio
--------------------------------------------------------------------------------
GORR              gross overriding royalty
--------------------------------------------------------------------------------
GWC               gas-water contact
--------------------------------------------------------------------------------
MBBL              thousand barrels
--------------------------------------------------------------------------------
MBOE              thousand BOE
--------------------------------------------------------------------------------
MCF               thousand cubic feet of gas at standard conditions
--------------------------------------------------------------------------------
MLT               thousand long tons
--------------------------------------------------------------------------------
M$                thousand Canadian dollars
--------------------------------------------------------------------------------
MM$               million Canadian dollars
--------------------------------------------------------------------------------
MMBBL             million barrels
--------------------------------------------------------------------------------
MMBOE             million BOE
--------------------------------------------------------------------------------
MMBTU             million British thermal units
--------------------------------------------------------------------------------
MMCF              million cubic feet of gas at standard conditions
--------------------------------------------------------------------------------
MRL               maximum rate limitation
--------------------------------------------------------------------------------
MSTB              thousand stock tank barrels
--------------------------------------------------------------------------------
MMSTB             million stock tank barrels
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NGL               natural gas liquids (ethane, propane, butane and condensate)
--------------------------------------------------------------------------------
NPI               net profits interest
--------------------------------------------------------------------------------
OGIP              original gas-in-place
--------------------------------------------------------------------------------
OOIP              original oil-in-place
--------------------------------------------------------------------------------
ORRI              overriding royalty interest
--------------------------------------------------------------------------------
OWC               oil-water contact
--------------------------------------------------------------------------------
P&NG              petroleum and natural gas
--------------------------------------------------------------------------------
psia              pounds per square inch absolute
--------------------------------------------------------------------------------
psig              pounds per square inch gauge
--------------------------------------------------------------------------------
PVT               pressure-volume-temperature
--------------------------------------------------------------------------------
RLI               reserves life index, calculated by dividing reserves by the forecast of first year production.
--------------------------------------------------------------------------------
SCF               standard cubic feet
--------------------------------------------------------------------------------
STB               stock tank barrel
--------------------------------------------------------------------------------
WI                working interest
--------------------------------------------------------------------------------
WTI               West Texas Intermediate
--------------------------------------------------------------------------------

                       PRODUCT PRICE AND MARKET FORECASTS
                                 JANUARY 1, 2003


Gilbert Laustsen Jung Associates Ltd. has prepared its January 1, 2003, price and market forecasts as summarized in the attached Tables 1 and 2 after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The accuracy of all factual data from all sources has been accepted as represented without detailed investigation by Gilbert Laustsen Jung Associates Ltd. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change. These future revisions may be significant.

                             CONSTANT PRICE ANALYSIS


DISCUSSION

This section provides economic forecasts based on the following December 31, 2002, reference prices held constant:


SEC (2002-12-31) CONSTANT PRICING
---------------------------------

         o        West Texas Intermediate crude oil - $31.20 U.S./BBL
         o        AECO-C gas - $5.71 CDN/GJ ($6.02 CDN/MMBTU)
         o        Edmonton Light crude oil - $49.29 CDN/BBL

Prices were adjusted for quality and transportation for each property.

Hedging gain and loss estimates have not been included.

                             CONSTANT PRICE ANALYSIS


DISCUSSION

This section provides economic forecasts based on the following December 31, 2002, reference prices held constant:


VIKING (2002-12-31) CONSTANT PRICING
------------------------------------

WELLHEAD PRICES

         Oil      $41.04/BBL
         Oil      $38.01/BBL (Bellshill Lake, Gooseberry and Neutral Hills
         Gas      $5.94/MCF

Prices include quality and transportation for each property.

Hedging gain and loss estimates have not been included.

                                   APPENDIX I

                          CERTIFICATES OF QUALIFICATION


                                    Keith M. Braaten
                                    Wayne W. Chow
                                    David G. Harris
                                    P. Byron Bahnsen
                                    Ken B. Gregory
                                    Fred J. Heroux
                                    Todd J. Ikeda
                                    Bryan M. Joa
                                    T. Mark Jobin
                                    Oryst N. Myroniuk
                                    Robert A. Nixon
                                    A. Joan M. Simmins
                                    John W. Tuck
                                    Mirek Zaoral
                                    Mano M. Catania
                                    David A. Derkat
                                    Charlene A. Maines
                                    Jason E. Paul
                                    Grant R. Schoenberger
                                    Carolyn L. Douey
                                    Charlotte M. Lazicki
                                    Nina Lee
                                    J. Christopher Walls
                                    Clinton F. Blyth
                                    Kevin J. Trickett

                         CERTIFICATION OF QUALIFICATION


I, Keith M. Braaten, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Saskatchewan and that I graduated with a Bachelor of Science Degree in Mechanical Engineering in 1979; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-four years of experience in engineering studies relating to Canadian and International oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                        ORIGINALLY SIGNED BY
                                                        --------------------
                                                       Keith M. Braaten, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Wayne W. Chow, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Calgary and graduated with a Bachelor of Science Degree in Mechanical Engineering in 1977; that I am a Registered Professional Engineer in the Province of Alberta, with in excess of twenty-six years experience in engineering evaluations of Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                           ORIGINALLY SIGNED BY
                                                           --------------------
                                                          Wayne W. Chow, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, David G. Harris, Professional Geologist, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated in 1981 with a Bachelor of Science Degree with honours in Geology; that I am a registered Professional Geologist in the Province of Alberta; and, that I have in excess of twenty-two years experience in geological and engineering studies relating to Canadian and International oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                         ORIGINALLY SIGNED BY
                                                         --------------------
                                                       David G. Harris, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, P. Byron Bahnsen, Professional Geologist, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated in 1986 with a Bachelor of Science Degree in Geology; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of seventeen years experience in geological studies relating to International and Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                         ORIGINALLY SIGNED BY
                                                         --------------------
                                                      P. Byron Bahnsen, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, Ken B. Gregory, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of British Columbia and that I graduated with a Bachelor of Applied Science Degree in Mechanical Engineering in 1978; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-one years of experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                         Ken B. Gregory, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Fred J. Heroux, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Mechanical Engineering in 1987; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of fifteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                         Fred J. Heroux, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Todd J. Ikeda, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Degree in Petroleum Engineering in 1990; that I am a Registered Professional Engineer in the Province of Alberta; and that I have in excess of twelve years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                           ORIGINALLY SIGNED BY
                                                           --------------------
                                                          Todd J. Ikeda, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Bryan M. Joa, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Chemical Engineering in 1984; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of nineteen years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                           ORIGINALLY SIGNED BY
                                                           --------------------
                                                           Bryan M. Joa, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, T. Mark Jobin, Professional Geologist, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated in 1984 with a Bachelor of Science Degree in Geology; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of nineteen years experience in geological studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                         T. Mark Jobin, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, Oryst N. Myroniuk, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Alberta and that I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1982; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                         ORIGINALLY SIGNED BY
                                                         --------------------
                                                      Oryst N. Myroniuk, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Robert A. Nixon, Professional Geologist, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Alberta and graduated with a Bachelor of Science Degree in Geology in 1973; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of twenty-nine years experience in geological studies and evaluations of Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                         ORIGINALLY SIGNED BY
                                                         --------------------
                                                       Robert A. Nixon, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, A. Joan M. Simmins, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Alberta and graduated with a Bachelor of Engineering Degree in Mineral Engineering (Petroleum) 1980; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-two years of experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                         ORIGINALLY SIGNED BY
                                                         --------------------
                                                     A. Joan M. Simmins, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, John W. Tuck, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Saskatchewan and that I graduated with a Bachelor of Science Degree in Mechanical Engineering in 1980; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-two years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                           ORIGINALLY SIGNED BY
                                                           --------------------
                                                           John W. Tuck, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Mirek Zaoral, Professional Geologist, 4100, 400 - 3rd Avenue S.W. Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated in 1977 with a Bachelor of Science Degree with honours in Geology; that I am a registered Professional Geologist in the Province of Alberta; and, that I have in excess of twenty-six years experience in geological studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                           ORIGINALLY SIGNED BY
                                                           --------------------
                                                          Mirek Zaoral, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, Mano M. Catania, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Regina where I graduated with a Bachelor of Applied Science Degree in Industrial Systems Engineering in 1995; that I am a Registered Professional Engineer; and, that I have in excess of six years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                         ORIGINALLY SIGNED BY
                                                         --------------------
                                                        Mano M. Catania, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, David A. Derkat, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Alberta where I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1994; that I am an Professional Engineer; and, that I have in excess of eight years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                         ORIGINALLY SIGNED BY
                                                         --------------------
                                                        David A. Derkat, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Charlene A. Maines, Professional Geologist, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Waterloo where I graduated with a Bachelor of Science in Earth Sciences (Geology) in 1983; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of fifteen years experience in geological studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                       ORIGINALLY SIGNED BY
                                                       --------------------
                                                    Charlene A. Maines, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, Jason E. Paul, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Calgary where I graduated with a Bachelor of Science Degree in Mechanical Engineering in 1998; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of five years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                           ORIGINALLY SIGNED BY
                                                           --------------------
                                                          Jason E. Paul, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Grant R. Schoenberger, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Alberta where I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1997; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of six years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                       ORIGINALLY SIGNED BY
                                                       --------------------
                                                  Grant R. Schoenberger, P. Eng.

                         CERTIFICATION OF QUALIFICATION


I, Carolyn L. Douey, Engineer In Training, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Chemical Engineering in 2000; that I am an Engineer In Training; and, that I have in excess of four years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                          ORIGINALLY SIGNED BY
                                                          --------------------
                                                        Carolyn L. Douey, E.I.T.

                         CERTIFICATION OF QUALIFICATION


I, Charlotte M. Lazicki, Engineer In Training, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Alberta where I graduated with a Bachelor of Science Degree in Chemical Engineering in 1996; that I am an Engineer In Training; and, that I have in excess of three years of experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                        ORIGINALLY SIGNED BY
                                                        --------------------
                                                    Charlotte M. Lazicki, E.I.T.

                         CERTIFICATION OF QUALIFICATION


I, Nina Lee, Engineer In Training, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Calgary where I graduated with a Bachelor of Science Degree in Chemical Engineering in 2003; that I am an Engineer In Training; and, that I have one year of experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                            ORIGINALLY SIGNED BY
                                                            --------------------
                                                              Nina Lee, E.I.T.

                         CERTIFICATION OF QUALIFICATION


I, J. Christopher Walls, Engineer In Training, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Calgary where I graduated with a Bachelor of Science Degree in Mechanical Engineering in 2002; that I am an Engineer In Training; and, that I have in excess of two years of experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                        ORIGINALLY SIGNED BY
                                                        --------------------
                                                    J. Christopher Walls, E.I.T.

                         CERTIFICATION OF QUALIFICATION


I, Clinton F. Blyth, Professional Geologist, C.F. Blyth Consulting Service Ltd. P5639, Strathmore, Alberta, Canada hereby certify:

1. That I have been retained by Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Calgary and that I graduated with a Bachelor of Science Degree in Geology in 1983; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of twenty years experience in geological studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                        ORIGINALLY SIGNED BY
                                                        --------------------
                                                      Clinton F. Blyth, P. Geol.

                         CERTIFICATION OF QUALIFICATION


I, Kevin J. Trickett, Professional Geologist, 3, Woodfield Road S.W., Calgary, Alberta, Canada hereby certify:

1. That I have been retained by Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of Canadian oil and gas properties of Petrofund Corp. The effective date of this evaluation is December 31, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Petrofund Corp. or its affiliated companies.

3. That I attended the University of Western Ontario and that I graduated in 1981 with a Bachelor of Science Degree (Honors) in Geology; that I am a Registered Professional Geologist in the Province of Alberta; and, that I have in excess of nineteen years experience in geological and engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from public information and records, the files of Petrofund Corp. and the appropriate provincial regulatory authorities.





                                                        ORIGINALLY SIGNED BY
                                                        --------------------
                                                     Kevin J. Trickett, P. Geol.